2012 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

415 NORTH QUAY STREET, BUILDING B1

KENNEWICK, WA 99336

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

To Our Shareholders,

The year 2012 was a positive improvement for Electronic Systems Technology, Inc in contrast with the weak results that were experienced during 2011, with most of the improvement occurring late in the year.  Our total revenues for 2012 increased to $2,121,235 compared to 2011 revenues of $1,805,571.   Sales revenues for 2012 increased to $2,113,816 from 2011 sales of $1,791,741, reflecting an increase of 18% due to improved domestic sales which we believe were positively impacted by the slow economic recovery in the United States.  During 2012 our profitability was also positively impacted by our increased domestic revenues resulting in net income of $24,122, compared with a net loss for 2011 of $129,990.

Our development efforts have been focused on the design of the ESTeem 210 modem which will be the next generation of narrow band high speed licensed products with Ethernet connectivity for the main applications in the fresh water and waste water markets, and the ESTeem 195Ea modem which will be targeted for high speed Ethernet network backbone applications in high noise environments.  We hope that both of these innovations will be enthusiastically received in both domestic and international markets and compliment our existing product line.

We move into 2013 ready to face the challenges that will present themselves in our uncertain economy.  We remain committed to continuing to provide a unique blend of innovative products and excellent customer support that we have always provided to our customers.  On behalf of the Company and our employees, I would like to thank you for your ongoing support.

T.L. Kirchner

President

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

COMPANY PROFILE

Electronic Systems Technology, Inc. (“EST” or the “Company”) specializes in the manufacturing and development of wireless modem products.  The Company uses manufacturing, marketing, and research and development efforts to produce and market the Company’s line of ESTeem®   Wireless Modem products and accessories.  The Company’s product offerings provide innovative communication solutions for applications not served or underutilized by conventional communication systems.  The Company’s products are offered in the process automation markets in commercial, industrial, and government arenas both domestically and internationally, as well as domestic markets for public safety communications infrastructure.  The Company’s products are marketed through direct sales, sales representatives, and resellers.

The Company was incorporated in the State of Washington in February 1984, and was granted a United States Patent for the “Wireless Computer Modem” in May 1987, and Canadian patent in October 1988.  The Company established a "doing business as" or "DBA" structure, based on the Company's registered trade name of ESTeem Wireless Modems in 2007.  During the past three years, the Company has continued product improvements and enhancements to incorporate continuing technological developments, and respond to customer needs and market opportunities.  Development efforts during 2012 were focused on development of  ESTeem 210 which the next generation of narrow band high speed, licensed ESTeem products, and the ESTeem 195Ea product that operates in the 5.8 GHz frequency range for high speed network back haul applications.  In an effort to maintain and expand its customer base, specifically focusing on the industrial control marketplace, the Company continues efforts to team with major programmable logic controller (PLC) hardware vendors.  During 2012, the Company marketed products for use in Supervisory Control and Data Acquisitions (SCADA) and Industrial Automation.

PRODUCTS AND MARKETS

The Company’s ESTeem wireless modem product lines provide wireless communication links between computers, peripherals, and instrumentation controls using radio frequency waves.  The widespread use of computer applications in business, industry and public service has created a dynamic environment of automation and networking, requiring constantly expanding amounts of data transfer.  Prior to the invention of the ESTeem modem, the majority of data transfers used telephone modems or direct cable connections, both of which have costly side effects.  Telephone modems have potentially expensive monthly charges for the use of telephone lines, and direct cable connections can have installation costs as much or more than the cost of the communication system.  ESTeem wireless modem products provide a wireless solution for data transfer by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models (“ESTeems”) come with industry standard asynchronous or Ethernet communications ports, giving users new dimensions to “Local Area Networking”. ESTeem modems work on a “packet burst” communications concept.  Packet systems, whether hardwired or radio, share the same principle of operation: data is taken from RS-232C, RS-422, RS-485 asynchronous or Ethernet ports and transmitted in “Electronic Packets”.  Once a packet of data is formed, the packet is transmitted in a "burst," from one ESTeem modem to another ESTeem modem, hence the term "packet burst communications." Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through multiple ESTeems to reach a destination ESTeem. An ESTeem can operate as an operating node, a repeater node, or both simultaneously, for increased flexibility.  Secure data communication is provided in the ESTeem products through use of proprietary technology and industry standard techniques.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

PRODUCT APPLICATIONS

Some of the major applications and industries in which ESTeem products are being utilized are as follows:

Agriculture	Material Handling
Airport Lighting	Metals
Automotive	Power
Enterprise Networking	Public Safety
Entertainment	Oil/Gas
Factory Floor Networking	Solar Energy
Federal (military)	Water/Wastewater
Marine	Wind Power

PRODUCT LINES

Licensed Narrow Band Products

The Company’s licensed, narrow band “packet burst” radio modems are typically used for commercial, industrial, and public safety applications.  Typical indoor and outdoor fixed base and mobile applications include point to point as well as point to multi-point digital data networking.  The distance is dependent on the product chosen as shown in the table below. Employing the internal digi-repeater feature in each radio modem can increase the line-of-sight (LOS) distances shown below for each product type.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
192C	Narrow Band Licensed	450 to 470	1 to 5	19.2 K	15	RS-232/422/485
192CHP	Narrow Band Licensed	450 to 470	10, 20, or 30	19.2 K	40-70	RS-232/422/485
192F	Narrow Band Licensed	400 to 420	1 to 5	19.2 K	15	RS-232/422/485
192M	Narrow Band Licensed	150 to 174	1 to 5	19.2 K	15	RS-232/422/485
192MHP	Narrow Band Licensed	150 to 174	10, 20, or 30	19.2 K	40-70	RS-232/422/485

Unlicensed Ethernet Spread Spectrum Products

The Company’s Ethernet radios are high performance spread spectrum transceivers employing the industry standard, 10baseT, Ethernet connectivity for commercial, industrial and public safety applications operating in the unlicensed 2.4 GHz and 900 MHz frequency spectrum with data transfer rates from 200Kbps to 54 Mbps.  Typical installations include data rate critical, point to point, point to multi-point, “last-mile” bridge data networking and mobile applications for distances of approximately 5 to 7 miles line-of-sight without the use of the digi-repeater option.  The high data capability of these products allows them to be used in Video and Voice over Internet Protocol (VoIP) applications.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
195Eg	Unlicensed	2400	1	1-54 M	5-7	Ethernet/Serial
195Ed	Unlicensed	900	.250 to .630	1-54 M	5-7	Ethernet and Serial
195Es	Unlicensed	900	.125 or 1	200K	10	Ethernet and Serial
195Ea	Unlicensed	5800	.250 or 1	6-54M	5-7	Ethernet and Serial
WLANC	Unlicensed	2400	0.3	1-11 M	300-3000 ft.	Ethernet

Licensed Spread Spectrum Products

The Model 195Ep is a high performance, direct sequence spread spectrum transceiver employing the industry standard, 10baseT, Ethernet connectivity, specifically designed to operate on the US Government allocated frequencies in the 4.9 GHz spectrum for Homeland Defense and first responder networks and infrastructures.  Typical outdoor applications include point to point and point to multi-point digital data networking for distances to approximately 5 to 7 miles line-of-sight without the use of the digi-repeater option.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
195Ep	Licensed	4900	2	1-54 M	5-7	Ethernet

ADDITIONAL PRODUCTS AND SERVICES

The Company offers various accessories to support the ESTeem products.  Accessories including antennas, power supplies and cable assemblies, are purchased from other manufacturers and resold by EST to support the application of ESTeem modems.  The Company provides direct services to customers, such as repair and upgrade of ESTeem products.  To assist in the application of ESTeem wireless modems, the Company also offers professional services, site survey testing, system start-up, and custom engineering services.

PRODUCT DEVELOPMENT

The Company’s products compete in an environment of rapidly changing technology.  This environment results in the necessity of the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive.  Research and Development expenditures for new product development and improvements of existing products by the Company for 2012 and 2011 were $272,335 and $268,530, respectively.  None of the Company’s research and development expenses were paid directly by any of the Company’s customers.  During 2012, the Company contracted and will continue to contract with companies to provide software development and hardware design engineering expertise when required.

Development efforts during 2012 were focused on development of ESTeem 210 which is intended to be the next generation of narrow band high speed, licensed ESTeem product, and the ESTeem 195Ea product that operates in the 5.8 GHz frequency range for high speed network “back haul” applications (e.g. voice and/or data transmission from a cellular site to a switch).  The 195Ea product was brought to market in second half of 2012 and the 210 product is expected to be brought to market during the spring of 2013.  The Company plans continued research and development expenditures for development and improvement projects, as they are deemed necessary.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

MARKETING STRATEGY

The majority of the Company’s products sold during 2012 were through the reselling efforts of non-exclusive, non-stocking distributors and resellers of the Company’s products, with the remainder of the Company’s sales distributed directly from the Company’s facility through direct sales to end-users of the ESTeem products.  Customers generally place orders on an "as needed basis".  Shipping of products is generally completed 1 to 15 working days after receipt of a customer order, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.  As of December 31, 2012, the Company had a sales order backlog of $105,532.

During 2012, the Company continued advertising in trade publications specifically targeted at users of control, instrumentation, and automation systems, as well as domestic public safety entities.  The Company’s advertising targeted potential users of Programmable Logic Controllers (PLCs).  There are approximately twenty major PLC manufacturers worldwide.  The Company has maintained active attendance at tradeshows targeted toward the customers and markets in which it sells products. During 2012, the Company employed sales managers concentrating marketing efforts in both domestic and Latin American for industrial automation.  During 2013, the Company intends to continue targeting domestic and foreign industrial automation markets.  The Company maintains an internet web site to provide access to product and technical information for both present and potential customers of the Company’s products.  Due to the highly variable configuration possibilities of the Company’s products, as well as existing reseller relationships, the Company has not implemented an electronic commerce internet website.  The Company provides technical support and service for ESTeem products through phone support, field technicians and internet sources.  The Company believes high quality customer support is necessary and vital to its business.  To maintain a high level of customer support the Company has in the past, and will continue in the future, to make investments and expenditures in support of its customer service programs.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading the common stock of the Company.  The common stock is not regularly quoted in the automated quotation system of a registered securities system or association.  The common stock of the Company is traded on the “over-the-counter” market and is listed on OTCQB tier of the OTC Markets bulletin board under the symbol of "ELST".  The following table sets forth the high and low sale prices of the Company’s common stock for the quarterly period indicated for the last two (2) fiscal years.

	Sale Price
	High	Low
2012
First Quarter	$0.40	$0.32
Second Quarter	0.43	0.15
Third Quarter	0.35	0.25
Fourth Quarter	0.30	0.21

2011
First Quarter	$0.59	$0.43
Second Quarter	0.69	0.48
Third Quarter	0.60	0.47
Fourth Quarter	0.48	0.37

The above data was compiled from information obtained from the OTC Bulletin Board quotation service.

The number of holders of record of common stock of the Registrant as of April 5, 2013 was 381 persons/entities with an unknown

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

number of additional shareholders who hold shares through brokerage firms.

Our independent stock transfer agent is Computershare Investor Services located at 350 Indiana Street, Suite 800, Golden CO 80401.

Electronic Systems Technology Inc. did not pay a dividend during 2012 for 2011. Dividends undertaken by the Company are solely at the discretion of the Board of Directors. Dividend declarations are usually announced at the Annual Meeting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is provided as supplement to, and is intended to be read in conjunction with the Company’s audited financial statements and the accompanying integral notes (“Notes”) thereto.  The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL:  The Company specializes in the manufacturing and development of wireless modem products.  The Company offers product lines which provide innovative communication solutions for applications not served by existing conventional communication systems.  The Company offers product lines in markets for process automation in commercial, industrial and government arenas domestically as well as internationally, and domestically to public safety entities for mobile data computer terminal (MDC) applications.  The Company markets its products through direct sales, sales representatives, and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 2012 vs. FISCAL YEAR 2011

GROSS REVENUES: Total revenues for the fiscal year 2012 were $2,121,235 reflecting an increase of 17% from $1,805,571 in gross revenues for fiscal year 2011.  During the year ended December 31, 2012, one customer’s sales accounted for 13.4% of the total sales revenues.  No other sales to any single customer comprised 10% or more of total sales revenues. The increase in total revenues is the result of increased domestic product sales during 2012.  Product sales increased to $2,113,816 in 2012, as compared to 2011 sales of $1,791,741, reflecting an increase of 18%.  Management believes the increase in sales revenues is the result of increased product sales for the Company’s domestic sales segments, specifically industrial automation.  Management believes the decreased foreign product sales revenues during 2012 are the result of the fragile global economic conditions significantly impacting capital expenditures for projects involving the Company’s products having been delayed or cancelled.  The Company intends to continue targeting the domestic and foreign industrial control markets.  Management remains committed to pursuing existing marketing strategies, however cannot guarantee sustained sales revenues during 2013 in the continued fragile economic conditions that exist globally.

Interest revenues during 2012 decreased to $7,420 from 2011 level of $9,964 due to decreased rates of return received on the Company’s investments.

OPERATING SEGMENTS

Segment information is prepared on the same basis that the Company’s Management reviews financial information for operational decision-making purposes.  The Company’s operating segment information is contained in “Financial Statements, Notes to Financial Statements, Note 12 – Segment Reporting”.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

Domestic Revenues

The Company’s domestic operations represent 78% of the Company’s total sales revenues.  Domestic operations sell ESTeem modem products, accessories and service primarily through domestic resellers, as well as directly to end users of the Company’s products.  Domestic revenues increased to $1,648,899 for the year ended 2012, compared to $1,106,182 for the year ended 2011, reflecting an increase of 49%.  Management believes the increase in domestic segment product sales revenues during 2012 is the result of increased product sales for the Company’s domestic sales segments, specifically in industrial automation.  Management believes the increased domestic product sales revenues during 2012 are the result of the improving economic conditions in the United States.

The majority of the Company's domestic product sales for 2012 were used in industrial automation applications. An example of an industrial automation application is a municipal water treatment operation, which employs the ESTeem modem to transmit industrial control information to and from control room areas via a wireless communications infrastructure.  It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future.

Domestic segment operating profit was $202,853 for 2012 as compared with a segment operating loss of $177,422 for 2011 due to increased sales revenues and expense management during 2012.

Foreign Revenues

The Company’s foreign operating segment represents 22% of the Company’s total sales revenues.  The foreign operating segment is based wholly in the United States and maintains no assets outside of the United States.  The foreign operating segment sells ESTeem modem products, accessories and service primarily through foreign resellers, as well as directly to end customers of the Company’s products located outside the United States.

During 2012, the Company had $464,917 in foreign export sales, amounting to 22% of sales revenues for the year, compared with foreign export sales of $686,040 for 2011, reflecting a decrease of 32%.  Management believes the decrease in foreign segment product sales revenues during 2012 is the result of the fragile global economic conditions.  Products purchased by foreign customers were used primarily in industrial automation applications.   Management believes the majority of foreign export sales are the results of the Company’s Latin American sales staff, EST foreign reseller activity, and the Company’s internet website presence.

Operating income for the foreign segment decreased to $124,402 for 2012 as compared with $269,458 for 2011 due to decreased segment operating sales revenues during 2012 when compared with 2011.

Unallocated Corporate

Unallocated corporate expenses relate to functions, such as accounting, corporate management and administration that support but are not attributable to the Company’s domestic or foreign operating segments, including salaries, wages and other expenses related to the performance of these support functions.  Unallocated corporate expenses decreased to $278,249 during 2012, compared with $279,489 for 2011, and represented expense to total net revenue percentage of 13% and 15% for 2012 and 2011, respectively.

As of December 31, 2012, the Company had sales backlog of $105,533.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

COST OF SALES:  Cost of Sales, as a percentage of net sales, was 44% and 45% respectively, for 2012 and 2011.  Cost of Sales variances are the result of differences in the product mix sold and occurrences of obsolete inventory expense, as well as differences in the price discounting structure for the mix of products sold during the period.

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INVENTORY:  The Company's year-end inventory values for 2012 and 2011 were as follows:

	2012	2011
Parts	$237,848	$228,012
Work in progress	117,695	74,992
Finished goods	146,413	168,310
TOTAL	$501,956	$471,314

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time meet production and delivery requirements. Approximately 18% of the Company’s inventory at December 31, 2012 consisted of parts having lead times ranging from 12 to 30 weeks. Some parts are maintained at high levels to assure availability to meet production requirements, and accordingly, account for a significant portion of the Company’s inventory value.  Based on past experience with component availability, distributor relationships, and inventory levels, the Company does not foresee shortages of materials used in production.  However, developments in the electronic component marketplace, involving components used by the Company which are also used in cellular phones, pagers and other personal technology devices, have the potential of creating negative availability and delivery issues for components used by the Company.  The Company has been able to procure parts on a timely basis as of the date of this report, however procurement cannot be guaranteed in the future.  If shortages were to occur, material interruption of production and product delivery to customers could occur.  Inventory levels increased between December 31, 2012 and December 31, 2011, due to increased product sales by the Company during that period and securing components needed to begin manufacture of the new 210C modem.

OPERATING EXPENSES: Operating expenses decreased to $1,149,226 in 2012, from 2011 levels of $1,195,051 primarily due to decreased salaries and expense management during 2012.  Material changes in expenses are comprised of the following components: Payroll, Payroll Taxes and Benefits decreased by $30,225.   Depreciation expense decreased during 2012 to $15,484 from 2011 levels of $21,956 due to the Company’s decreased depreciable assets and decreased capital purchases.  Professional services increased to $164,089 from 2011 levels of $160,213 due to increased spending on subcontracted engineering expertise 2012.  Advertising expenses increased to $16,116 for 2012, compared to $12,021 for 2011, Materials and Supplies expense increased during 2012 to $25,121 from 2011 levels of $19,355 due to increased research and development related projects during 2012.

FISCAL YEAR 2011 vs. FISCAL YEAR 2010

GROSS REVENUES: Total revenues for the fiscal year 2011 were $1,805,571 reflecting a decrease of 19% from $2,241,655 in gross revenues for fiscal year 2010.  The decrease in total revenues is the result of decreased domestic product sales during 2011.  Product sales decreased to $1,791,741 in 2011, as compared to 2010 sales of $2,228,798, reflecting a decrease of 20%.  Management believes the decrease in sales revenues is the result of decreased product sales for the Company’s domestic sales segments, specifically MDC applications and industrial automation.  Management believes the decreased domestic product sales revenues during 2011 are the result of the tenuous economic recovery in the United States significantly impacting capital expenditures for projects involving the Company’s products having been delayed or cancelled.  Management believes the Company’s MDC product sales have been negatively impacted by lack of federal funding for projects involving the Company’s products and competition from cellular telephone based technology alternatives.  Management expects minimal MDC sales revenues during 2012 and therefore intends to have reduced marketing efforts for that specific market moving forward.  Due to the continued reduction in MDC product sales, the Company released the sales manager focusing on that market late in 2011.   The

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

Company intends to continue targeting the domestic and foreign industrial control markets.  Management remains committed to pursuing existing marketing strategies, however cannot guarantee sustained sales revenues during 2012 in the continued tenuous economic environment that exists in the United States.

Interest revenues during 2011 decreased to $9,664 from 2010 levels of $12,857 due to decreased rates of return received on the Company’s investments.

OPERATING SEGMENTS

Domestic Revenues

The Company’s domestic operations represent 62% of the Company’s total sales revenues.  Domestic operations sell ESTeem modem products, accessories and service primarily through domestic resellers, as well as directly to end users of the Company’s products.  Domestic revenues increased to $1,105,701 for the year ended 2011, compared to $1,678,803 for the year ended 2010, reflecting a decrease of 34%.  Management believes the decrease in domestic segment product sales revenues during 2011 is the result of decreased product sales for the Company’s domestic sales segments, specifically MDC applications and industrial automation.  Management believes the decreased domestic product sales revenues during 2011 are the result of the tenuous economic recovery in the United States significantly impacting capital expenditures for projects involving the Company’s products having been delayed or cancelled.  Management believes the Company’s MDC product sales have been negatively impacted by lack of federal funding for projects involving the Company’s products and competition from cellular telephone based technology alternatives.  Due to the continued reduction in MDC product sales, the Company released the sales manager focusing on that market late in 2011.  Management expects minimal MDC sales revenues during 2012 and therefore intends to have reduced marketing efforts for that specific market moving forward.

The majority of the Company's domestic product sales for 2011 were used in industrial automation applications. An example of an industrial automation application is a municipal water treatment operation, which employs the ESTeem modem to transmit industrial control information to and from control room areas via a wireless communications infrastructure.  It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future.

Domestic segment operating loss was $177,422 for 2011 as compared with a segment operating income of $278,572 for 2010 due to decreased sales revenues during 2011.

Foreign Revenues

The Company’s foreign operating segment represents 38% of the Company’s total sales revenues.  The foreign operating segment is based wholly in the United States and maintains no assets outside of the United States.  The foreign operating segment sells ESTeem modem products, accessories and service primarily through foreign resellers, as well as directly to end customers of the Company’s products located outside the United States.

During 2011, the Company had $686,040 in foreign export sales, amounting to 38% of sales revenues for the year, compared with foreign export sales of $549,995 for 2010, reflecting an increase of 25%.  Management believes the increase in foreign segment product sales revenues during 2011 is the result of increased reseller activities in the industrial automation markets in Peru, Mexico and Colombia when compared with 2010.  Products purchased by foreign customers were used primarily in industrial automation applications.  For 2011 sales to Industrial Controls, a reseller of the company’s products in Peru, comprised 11% of the Company’s total sales revenues.  Management believes the majority of foreign export sales are the results of the Company’s Latin American sales staff, EST foreign reseller activity, and the Company’s internet website presence.

Operating income for the foreign segment increased to $269,458 for 2011 as compared with $232,331 for 2010 due to increased

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

segment operating sales revenues during 2011 when compared with 2010.

Unallocated Corporate

Unallocated corporate expenses relate to functions, such as accounting, corporate management and administration that support but are not attributable to the Company’s domestic or foreign operating segments, including salaries, wages and other expenses related to the performance of these support functions.  Unallocated corporate expenses decreased to $279,489 during 2011, compared with $323,880 for 2010, and represented expense to total net revenue percentage of 15% and 14% for 2011 and 2010, respectively.

OPERATING EXPENSES Operating expenses increased to $1,195,051 in 2011, from 2010 levels of $1,185,031 primarily due to increased salaries and engineering expertise related expenses during 2011.  Material changes in expenses are comprised of the following components: Bad debt expense decreased to $7,718 due to higher than normal bad debt expense from amounts not paid by the Company’s customer Schwager Davis, experienced during 2010.   Depreciation expense decreased during 2011 to $21,956 from 2010 levels of $32,365 due to the Company’s decreased depreciable assets and decreased capital purchases.  Professional services increased to $160,213 from 2010 levels of $137,745 due to increased spending on subcontracted engineering expertise 2011.  Salaries, benefits and related taxes increased to $1,081,308 in 2011, from 2010 levels of $1,044,198, due to the Company ending salary reduction measures that were implemented during 2010.  Travel expenses decreased to $81,868 for 2011, compared to $85,136 for 2010, due to slightly reduced sales and customer support related activities when compared with 2010.  Materials and Supplies expense increased during 2011 to $19,355 from 2010 levels of $14,277 due to increased research and development related projects during 2011.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in a net profit of $24,123 for 2012, increased from a net loss of $129,990 for 2011.  The increase in profitability is the result of increased sales revenues and increased operating expenses when compared with 2011.  At December 31, 2012, the Company's working capital was $2,878,075 compared with $2,813,213 at December 31, 2011. The Company’s operations rely solely on the income generated from sales.  The Company's major capital resource requirements are payment of employee salaries and benefits and maintaining inventory levels adequate for production.  Extended availability for components critical for production of the Company’s products, ranging from 12 to 30 weeks, require the Company to maintain high inventory levels.  It is Management’s opinion that the Company’s working capital as of December 31, 2012 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 2012 was 64.0:1 compared to 29.1:1 at December 31, 2011.  The increased in current asset ratio is the result of the Company having reduced customer deposits for year-end 2012 when compared with year-end 2011.  The Company's cash resources at December 31, 2012, including cash and cash equivalent liquid assets, were $818,497, compared to cash resources of $1,227,490 at year-end 2011.  The decrease in cash and cash equivalent liquid assets is the result of timing differences in certificate of deposit maturities and receivable collection cycles when compared with year-end 2011.  The Company’s cash and cash equivalent assets are held in checking and money market investment accounts.

The Company's accounts receivable, adjusted for allowance for uncollectible accounts, at December 31, 2012, were $195,482, compared to $104,166 at year-end 2011.  Management believes that all Company accounts receivable as of December 31, 2012 are collectible and has reduced the reserve for uncollectable account to $0.

The Company believes the level of risk associated with customer receipts on export sales is minimal.  Foreign shipments are made only after payment has been received or on Net 30 day credit terms to established foreign companies with which the Company has

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

distributor relationships.  Foreign orders are generally filled as soon as they are received therefore; foreign exchange rate fluctuations do not impact the Company.

Inventory levels as of December 31, 2012, were $501,956, reflecting an increase from December 31, 2011 levels of $471,314. The increase in inventory between December 31, 2011 and December 31, 2012, is due to increased product sales by the Company during 2012.

The Company had capital expenditures of $3,398 during 2012 primarily for manufacturing related instrumentation.  The Company intends on investing in additional capital equipment as deemed necessary to support development and manufacture of current and future products.  As of December 31, 2012, the Company's current liabilities decreased to $45,701, from 2011 year-end levels of $100,114.  The decrease in current liabilities is the result of the Company’s decreased refundable deposit liability of $2,229 when compared with refundable deposits liability of $49,303 for year-end 2011.

The Company had no off balance sheet arrangements for the year ended December 31, 2012.

Inflation had minimal adverse effect on the Company’s operations during 2012.  Minimal adverse effect is anticipated during 2013.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. These factors are more fully described in the “Risk Factors” section of Item 1A of the Annual Report on Form 10-K. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, rapid advances in competing technologies and risk factors that are listed in the Company’s reports filed with the Securities and Exchange Commission.

Conclusions of Management Regarding Effectiveness of Disclosure Controls and Procedures.

Under the supervision and with the participation of our Management, including the Chief Executive Officer and Principle Accounting Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such terms are defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exhange Act ) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness affecting our internal control over financial reporting and, as a result of this weakness, our disclosure controls and procedures were not effective as of December 31, 2011.

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

As of December 31, 2012 Management conducted an assessment of the effectiveness of EST’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management, under

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

the supervision and with the participation of the Company’s Chief Executive Officer and Principal Accounting Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 and concluded that it is ineffective in assuring that the financial reports of the Company are free from material errors or misstatements. The material weakness is as follows:

We did not maintain effective controls to ensure appropriate segregation of duties as the same officer and employee was responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

Management’s Remediation Initiatives

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

Management has evaluated and continues to evaluate, avenues for mitigating our internal controls weaknesses, but mitigating controls have been deemed to be impractical and prohibitively costly due to the size of our organization at the current time.  Management does not foresee implementing a cost effective method of mitigating our internal control weaknesses in the near term.   Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	17-18

Financial Statements:

Balance Sheets	19

Statements of Operations	20

Statements of Changes in Stockholders’ Equity	21

Statements of Cash Flows	22

Notes to Financial Statements	23-32

Supplemental Schedules of Operating Expenses	33

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Electronic Systems Technology, Inc.

We have audited the accompanying balance sheet of Electronic Systems Technology, Inc. (“the Company”) as of December 31, 2012 and the related statement of operations, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Systems Technology, Inc. as of December 31, 2012, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of operating expenses is presented for purposes of additional analyses and is not a required part of the basic financial statements. The supplemental schedule presented has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DeCoria, Maichel & Teague, P.S.

Spokane, Washington

March 26, 2013

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

Moe O’Shaughnessy & Associates, P.S.

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of

Electronic Systems Technology, Inc.

Kennewick, WA

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc., dba ESTeem Wireless Modems, as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Systems Technology, Inc., as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of operating expenses and selected financial data are presented for purposes of additional analyses and are not a required part of the basic financial statements.  Such supplemental schedules have been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Moe O’Shaughnessy & Associates, P.S.

Spokane, Washington

February 23, 2012

427 W. Sinto Avenue, Ste. 200, Spokane, Washington 99201

Phone (509) 325-4900  Fax (509) 325-9345 E-Mail moaps@moaps.net

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS BALANCE SHEETS DECEMBER 31, 2011 AND 2010
	2012	2011
ASSETS
CURRENT ASSETS
Cash	$ 117,429	$ 38,168
Money market investment	701,068	1,189,322
Certificates of deposit	1,367,000	1,033,000
Accounts receivable, net of allowance for
doubtful accounts of $-0- and $787, respectively	195,482	104,166
Inventories	501,956	471,314
Prepaid insurance	10,932	9,985
Prepaid expenses	28,207	18,126
Accrued interest receivable	1,703	1,583
Federal income tax refund receivable	-	47,663

Total Current Assets	2,923,777	2,913,327

PROPERTY AND EQUIPMENT – NET	42,272	54,358

DEPOSITS	1,675	1,675
DEFERRED INCOME TAX ASSET	26,000	54,000
TOTAL ASSETS	$ 2,993,724	$ 3,023,360

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$ 7,517	$ 16,104
Refundable deposits	2,229	49,303
Accrued wages and bonus	3,754	4,627
Accrued payroll and other taxes	8,156	2,869
Accrued vacation pay	24,045	27,211

Total Current Liabilities	45,701	100,114

DEFERRED INCOME TAX LIABILITY	6,200	7,800
TOTAL LIABILITIES	51,901	107,914

COMMITMENTS AND CONTINGENCIES (NOTES 8 & 10)	-	-

STOCKHOLDERS’ EQUITY
Common stock - $.001 par value 50,000,000
shares authorized, 5,158,667 shares issued and
outstanding at December 31, 2012 and 2011, respectively	5,159	5,159
Additional paid-in capital	1,003,903	1,001,648
Retained earnings	1,932,761	1,908,639
	2,941,823	2,915,446

See Notes to Financial Statements.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
	2012	2011

SALES – NET	$ 2,113,816	$ 1,791,741

COST OF SALES	921,488	797,973

GROSS PROFIT	1,192,328	993,768

OPERATING EXPENSES	1,149,226	1,195,051

OPERATING INCOME (LOSS)	43,102	(201,283)

OTHER INCOME
Interest income	7,420	9,664
Other income (expense)	-	4,166

	7,420	13,830

INCOME (LOSS) BEFORE INCOME TAXES	50,522	(187,453)

PROVISION FOR FEDERAL INCOME TAXES	26,400	(57,463)

NET INCOME (LOSS)	$ 24,122	$ (129,990)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$ 0.00	$ (0.03)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC AND DILUTED	5,158,667	5,158,667

See Notes to Financial Statements.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total

BALANCE AT JANUARY 1, 2011	5,158,667	$ 5,159	$ 998,228	$ 2,090,215	$ 3,093,602

Net loss	-	-	-	(129,990)	(129,990)

SHARE BASED COMPENSATION	-	-	3,420	-	3,420

Cash Dividend	-	-	-	(51,586)	(51,586)

BALANCE AT DECEMBER 31, 2011	5,158,667	5,159	1,001,648	1,908,639	2,915,446

Net income	-	-	-	24,122	24,122

SHARE BASED COMPENSATION	-	-	2,255	-	2,255

BALANCE AT DECEMBER 31, 2012	5,158,667	$ 5,159	$ 1,003,903	$ 1,932,761	$ 2,941,823

See Notes to Financial Statements.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 24,122	$ (129,990)
Noncash expenses included in income (loss):
Depreciation	15,484	21,956
Allowance for doubtful accounts	(787)	(46,877)
Deferred income taxes	26,400	(9,800)
Share-based compensation	2,255	3,420
Decrease (increase) in current assets:
Accounts receivable, net	(90,529)	67,715
Inventories	(30,642)	(50,047)
Prepaids	(11,028)	(914)
Accrued interest receivable	(119)
Federal income tax refund receivable	47,663	(47,663)
Increase (decrease) in current liabilities:
Accounts payable	(8,587)	5,157
Accrued wages and related taxes	1,247
Refundable deposits	(47,074)
Federal income taxes payable	-	(77,171)
Net Cash From Operating Activities	(71,595)	(264,214)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits and long term prepaids	-	2,629
Purchase of certificates of deposit	(2,107,000)	(1,802,000)
Proceeds from maturities of certificates of deposit	1,773,000	2,241,000
Additions to property and equipment	(3,398)	(32,059)
Net Cash From Investing Activities	(337,398)	409,570

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividend	-	(51,586)
Net Cash From Financing Activities	-	(51,586)

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	(408,993)	93,770
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,227,490	1,133,720
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 818,497	$ 1,227,490

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$ -	$ (77,171)
Cash and cash equivalents:
Cash	$ 117,429	$ 38,168
Money market investments	701,068	1,189,322
	$ 818,497	$ 1,227,490

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1.

Organization and Summary of Significant Accounting Policies

Business Organization

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves.  On November 12, 1984, the Company sold 3,000,000 shares of its unissued common stock to the public at an offering price of $.30 per share, arbitrarily determined by the underwriter.

Effective September 13, 2007, the Company announced their establishment of a “doing business as” or dba structure, based on the Company’s registered trade name of ESTeem (tm) Wireless Modems.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimates used in the accompanying financial statements include allowance for uncollectible accounts receivable, inventory obsolescence, useful lives of depreciable assets, and deferred income taxes.  Actual results could differ from those estimates.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to credit risk consists of cash and customer receivables.

The Company places its cash with three major financial institutions.  During the period, the Company had cash balances that were in excess of federally insured limits.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer.  Provision for certain sales incentives and discounts to customers are accounted for as reductions in sales in the period the related sales are recorded.  Sales are recorded net of applicable state and local sales tax.  Products sold to foreign customers are shipped after payment is received in U.S. funds, unless an established distributor relationship exists or the customer is a foreign branch of a U.S. company.

Revenues from site support and engineering services are recognized as the Company performs the services.  Amounts billed and collected before the services are performed are included in deferred revenues.  Revenue is recognized based upon proportional performance when the contract contains performance milestones.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

Organization and Summary of Significant Accounting Policies - (Continued)

Revenue Recognition - (Continued)

The Company does not generally sell its products with the right of return.  Therefore, returns are reported when they occur.

The Company warrants its products as free of manufacturing defects and provides a refund of the purchase price, repair or replacement of the product for a period of one year from the date of installation by the first user/customer.  No allowance for estimated warranty repairs or product returns has been recorded.

Financial Instruments

The Company’s financial instruments are cash and cash equivalents, accounts receivable and accounts payable.  The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash, certificates of deposit and money market accounts purchased with original maturities of three months or less.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for estimated uncollectible accounts receivable.  Accounts receivable are presented net of an allowance for doubtful accounts of $0 and $787 as of December 31, 2012 and 2011, respectively.  The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and response received from the subject customer.

Inventory

Inventories are stated at lower of direct cost or market.  Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method.  Market is determined based on net realizable value and consideration is given to obsolescence.

Property and Equipment

Property and equipment is carried at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  The useful life of property and equipment for purposes of computing depreciation is three to seven years.  The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.  The Company normally capitalizes non consumable assets with a cost greater than one thousand dollars.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

Organization and Summary of Significant Accounting Policies - (Continued)

Certificates of Deposit

Certificates of deposit with original maturities ranging from three months to twelve months were $1,367,000 and $1,033,000, at December 31, 2012 and 2011 respectively.

Capitalized Software Costs

Capitalized software costs consist of costs to purchase and develop software.  The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established.  Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years.  All software costs were fully amortized at December 31, 2006.

Income Taxes

The provision for income taxes is computed on the pretax income based on the current tax law.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

Research and Development

Research and development costs are expensed as incurred.  Research and development expenditures for new product development and improvements of existing products by the Company for 2012 and 2011 were $272,440 and $268,530, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred.  Advertising costs for the years ended December 31, 2012 and 2011 were $16,116 and $12,021, respectively.

Share-Based Compensation

FASB ASC 718 requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.  See Note 7 for additional information.  In addition to the recognition of expense in the financial statements, under FASB ASC 718, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity as presented in prior years.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

1.

Organization and Summary of Significant Accounting Policies - (Continued)

Share-Based Compensation

FASB ASC 718 requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.  See Note 7 for additional information.  In addition to the recognition of expense in the financial statements, under FASB ASC 718, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity as presented in prior years.

Fair Value Measures

ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1:  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2:  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quote prices for similar assets or liabilities in active markets; quoted prices for   identical assets in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:  Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

At December 31, 2012 and 2011, the Company’s certificates of deposit were valued as follows:

	2012	2011	Fair value measurement level
Certificates of deposit	1,367,000	$1,033,000	Level 1

2.

Inventories

Inventories consist of the following:

	2012	2011
Parts	$ 237,848	$ 228,012
Work in progress	117,695	74,992
Finished goods	146,413	168,310
	$ 501,956	$ 471,314

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

3.

Property and Equipment

Property and equipment consist of the following:

	2012	2011
Laboratory equipment	$ 594,042	$ 591,077
Furniture and fixtures	16,745	16,398
Dies and molds	105,353	105,353
	716,140	712,828
Accumulated depreciation	(673,868)	(658,470)
	$ 42,272	$ 54,358

4.

Provision for Income Taxes

The Company uses the asset and liability approach in accounting for income taxes.

The provision for federal income taxes consisted of:

	2012	2011
Current	$ -	$ (47,663)
Deferred	26,400	(9,800)
Provision for federal income taxes	$ 26,400	$ (57,463)

The components of deferred tax assets and liabilities at December 31 were as follows:

	2012	2011
Deferred tax assets:
Accrued liabilities	$ 8,416	$ 9,300
Inventories	19,121	19,000
Other	(1,537)	300
Unused tax credits	-	25,400
Total	$ 26,000	$ 54,000

Deferred tax liabilities:
Depreciable property	$ 6,200	$ 7,800
Total	$ 6,200	$ 7,800

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

4.

Provision for Income Taxes – (Continued)

The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate was as follows:

	2012	2011

Amount computed using the statutory rate	$ 17,683	$ (47,663)
Non-deductible permanent differences	2,787
Income tax credits	(8,026)
Effect of graduated rate	(12,444)
Change in deferred tax assets	26,400	(9,800)
Provision (benefit) for federal income taxes	$ 26,400	$ (57,463)

The Company files federal income tax returns in the United States only.  The Company is no longer subject to federal income tax examination by tax authorities for years before 2008.  The Company has evaluated all tax positions for open years and has concluded that they have no material unrecognized tax benefits.

5.

Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K Plan and Trust.  All employees over the age of twenty-one are eligible.  On January 1, 2006, the Company adopted a four percent salary matching provision.  The Company contributed $26,495 and $30,404 to the plan for the years ended December 31, 2012 and 2011 respectively.

6.

Employee Profit Sharing Bonus Program

The Company makes discretionary contributions to the Employees Profit Sharing Bonus Program (a non-qualified plan) based upon ten percent of the first $100,000 of pre-tax net income plus eight percent on pre-tax net income in excess of $100,000.  The Company has accrued or paid no contributions for the years ended December 31, 2012 or 2011

7.

Share-Based Compensation

The Company grants stock options to individual employees and directors with three years continuous tenure.  After termination of employment, stock options may be exercised within ninety days.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

7.

Share-Based Compensation – (Continued)

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in:

	2012	2011
Dividend yield	0.00%	0.00%
Expected volatility	68%	74%
Risk-free interest rate	0.36%	1.40%
Expected term (in years)	3	3
Estimated fair value per option granted	$ 0.15	$ 0.21

The average risk-free interest rate is based on the three-year U.S. Treasury Bond rate in effect as of the grant date.  The expected volatility is determined using a weighted average of weekly historical volatility of the stock price over a period of one year prior to the grant dates.  The Company uses historical data to estimate option exercise rates.  The option exercise rate for option grants in 2012 was seven percent.

In the years ended December 31, 2012 and 2011, the Company recognized $2,255 and $3,420 respectively, in share-based compensation expense.  No non-vested share-based compensation arrangements existed as of December 31, 2012.

A summary of option activity follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Number	Price Per	Term
	Outstanding	Share	(Years)
Balance at 12/31/10	585,000	0.52	1.1
Granted	210,000	0.44
Exercised	-	-
Canceled	(205,000)	0.79
Balance at 12/31/11	590,000	0.40	1.1
Granted	220,000	0.37
Exercised	-	-
Canceled	(305,000)	0.35
Balance at 12/31/12	505,000	0.42	2.1
Outstanding and Exercisable at 12/31/12	505,000	0.42	2.1

The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2012, was $0.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

8.

Earnings Per Share

The following table represents the calculation of net earnings per common share – basic and diluted:

	2012	2011

Net income (loss)	$ 24,122	$ (129,990)
Basic earnings per share:
Weighted average shares outstanding	5,158,667	5,158,667

Diluted earnings per share:
Weighted average shares outstanding	5,158,667	5,158,667
Incremental shares from assumed
conversion of stock options	-	-
Weighted average shares outstanding	5,158,667	5,158,667

Net earnings (loss) per common share-basic	$ 0.00	$ (0.03)
Net earnings (loss) per common share-
diluted	$ 0.00	$ (0.03)

9.

Leases

The Company leases its facilities from a port authority, under beneficial terms for $4,395 monthly for three years, expiring in September 2014, with annual increases based upon the Consumer Price Index.  The lease expense for the years ended December 31, 2012 and 2011 was $51,185 and $48,990 respectively.

Future minimum lease payments required under the above operating lease for the years ending December 31, 2013, and 2014, amount to $53,253, and $55,321 respectively.

.

10.

Related Party Transactions

For the years ended December 31, 2012 and 2011, services in the amount of $101,398 and $104,411 respectively, were contracted with a manufacturing process company, Manufacturing Services, Inc.  The president and past president of Manufacturing Services, Inc., are members of the Board of Directors of Electronic Systems Technology, Inc.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

11.

Commitments and Contingencies

In 2009, the Company entered into a licensing agreement with Wi-LAN, Inc. (a Canadian Company), to pay royalties for certain licensing rights and liability releases.  Such amounts are not considered significant by the Company.

12.

Segment Reporting

Segment information is prepared on the same basis that the Company’s management reviews financial information for operational decision making purposes.  Electronic Systems Technology, Inc., has two reportable segments, domestic and foreign, based on the geographic location of the customers.  Both segments sell radio modem products (requiring an FCC license or license free Ethernet products), related accessories for radio modem products for industrial automation projects, and mobile data computer products.  The foreign segment sells the Company’s products and services outside the United States.

Domestic customers represent approximately seventy-eight percent of total net revenues.  Foreign customers represent approximately twenty-two percent of total net revenues.  One individual customer comprised more than ten percent of sales revenue.  Revenues from foreign countries consist primarily of revenues from Canada, Mexico, and South American countries.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, Note 1.  Management evaluates performance based on net revenues and operating expenses.  Administrative functions such as finance and information systems are centralized.  However, where applicable, portions of the administrative function expenses are allocated between the operating segments.  The operating segments share the same manufacturing and distribution facilities.  Costs of operating the manufacturing plant, equipment, inventory, and accounts receivable are allocated directly to each segment.

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

12.

Segment Reporting – (Continued)

Summary financial information for the two reportable segments is as follows:

			Unallocated
2012	Domestic	Foreign	Corporate	Total

Total sales	$ 1,648,899	$ 464,917	$ -	$2,113,816
Total other income	7,420	-	-	7,420
Depreciation	14,030	-	1,454	15,484
Earnings (loss) before tax	202,853	124,402	(276,733)	50,522
Identifiable assets	720,371	12,195	2,261,158	2,993,724
Net capital expenditures	-	-	3,398	3,398

2011

Total sales	$ 1,105,701	$ 686,040	$ -	$1,791,741
Total other income	13,830	-	-	13,830
Depreciation	19,584	-	2,372	21,956
Earnings (loss) before tax	(177,422)	269,458	(279,489)	(187,453)
Identifiable assets	112,944	42,547	2,867,869	3,023,360
Net capital expenditures	32,059	-	-	32,059
Total sales	$ 1,648,899	$ 464,917	$ -	$2,113,816
Identifiable assets	165,446	27,127	2,878,299	3,070,872
Net capital expenditures	-	-	-	-

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

SUPPLEMENTAL SCHEDULE OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

Advertising	$ 16,116	$ 12,021
Bad debt expense	(787)	7,718
Commissions – sales	465	1,197
Dues and subscriptions	1,138	1,201
Depreciation	15,484	21,956
Insurance	14,502	12,532
Materials and supplies	25,121	19,355
Office and administration	4,018	6,062
Printing	2,775	2,827
Professional services	164,089	160,213
Rent and utilities	66,128	62,269
Repair and maintenance	4,862	4,642
Salaries	829,335	850,716
Taxes, licenses & health insurance	223,882	230,592
Telephone	8,897	8,467
Trade shows	44,261	44,469
Travel expenses	87,633	81,868

	1,507,919	1,528,105

Expenses allocated to cost of sales	(358,693)	(333,054)

	$ 1,149,226	$ 1,195,051

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

CORPORATE DIRECTORY

DIRECTORS

Tommy  L. Kirchner

President

Chief Executive Officer

Electronic Systems Technology Inc.

Robert Southworth

Patent Attorney (Retired)

U.S. Department of Energy

Melvin H. Brown

President/Chief Executive Officer (Retired)

Manufacturing Services, Inc.

Michael S. Brown

President/Chief Executive Officer

Manufacturing Services, Inc.

John L. Schooley

Former President of Remtron, Inc.

EXECUTIVE OFFICERS

T. L. Kirchner

President/Chief Executive Officer

Michael Eller

Manager, Finance & Administration

Principal Accounting Officer

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.

415 N. Quay Street, Bldg B1

Kennewick, Washington 99336

(509) 735-9092

(509) 783-5475 (Facsimile)

   ELECTRONIC SYSTEMS TECHNOLOGY                                          2012 ANNUAL REPORT

INDEPENDENT AUDITORS

DeCoria, Maichel & Teague, P.S.

7307 N. Division, Ste. 222

Spokane, Washington 99208

TRANSFER AGENT

Computershare Investor Services

350 Indiana Street, Suite 800

Golden  CO  80401

(303) 262-0600

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account.  When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-K

A copy of the Company’s Form 10-K, as filed with the Securities and Exchange Commission, is available upon request.

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:

Investor Relations Department

Electronic Systems Technology, Inc.

415 N. Quay Street, Bldg B1

Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 3:00 p.m. on June 7, 2013, at:

Electronic Systems Technology Inc.

415 N. Quay St., Bldg B1

Kennewick, Washington  99336

All stockholders are encouraged to attend.